EQUITY BANCSHARES, INC.

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

August 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Julia Griffith

Re:	Equity Bancshares, Inc.

Registration Statement on Form S-4

Filed August 18, 2020

File No. 333-248102

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Equity Bancshares, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 12:00 p.m., Eastern Time, on August 27, 2020, or as soon as practicable thereafter.

Please contact Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906 with any questions you may have regarding this request. In addition, please notify Mr. Keeley by telephone when this request for acceleration has been granted.

Respectfully,

EQUITY BANCSHARES, INC.

By:	/s/ Eric R. Newell
Name:	Eric R. Newell
Title:	Executive Vice President and
Chief Financial Officer

cc:	Michael G. Keeley, Norton Rose Fulbright US LLP